EXHIBIT 23.02

CONSENT OF KPMG LLP

The Board of Directors

Macromedia, Inc.

We consent to incorporation by reference in this registration statement on Form S-8 of Macromedia, Inc. (to be filed on our about December 29, 2003) of our report dated April 24, 2003, relating to the consolidated balance sheets of Macromedia, Inc. and subsidiaries as of March 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended March 31, 2003 and the accompanying financial statement schedule, which report appears in the March 31, 2003 annual report on Form 10-K of Macromedia, Inc. Our report refers to a change in the method of accounting for goodwill and other intangible assets.

/s/    KPMG LLP

Mountain View, California

December 29, 2003